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SEC FILE NUMBER
001-33284

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Molecular Insight Pharmaceuticals, Inc.

Full Name of Registrant

Former Name if Applicable

160 Second Street

Address of Principal Executive Office (Street and Number)
Cambridge, MA 02142

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The registrant could not file its annual report on Form 10-K for the fiscal year ended December 31, 2007 within the prescribed 90-day time period, because its annual financials for such fiscal year could not be finalized in time to file the annual report on Form 10-K in a timely manner. The registrant has dedicated significant resources to the preparation of its financial statements. The Company is filing its annual report on Form 10-K concurrently with this notification of late filing.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Donald E. Wallroth, Chief Financial Officer	617	492-5554
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenue increased by $406,000, or 125%, to $731,000 for the year ended December 31, 2007 from $325,000 for the year ended December 31, 2006. Net loss increased $(32.5) million to $(59.8) million for the year ended December 31, 2007 from net loss of $(27.3) for the year ended December 31, 2006. Research and development expense increased $23.9 million, or 143%, to $40.5 million for the year ended December 31, 2007 from $16.6 million for the year ended December 31, 2006. General and administrative expense incr eased $7.7 million, or 75%, to $17.9 million for the year ended December 31, 2007 from $10.2 million for the year ended December 31, 2006. Net other (expense) increased $(1.4) million to $(2.1) million for the year ended December 31, 2007 from net other (expense) of $(745,000) for the year ended December 31, 2006. For the years ended 2007 and 2006, interest income was $2.6 million and $469,000, respectively, and interest expense was $(4.7) million and $(1.2) million, respectively. Redeemable convertible pre ferred stock dividends and accretion of issuance costs decreased $3.6 million to $1.4 million for the year ended December 31, 2007 from $5.0 million for the year ended December 31, 2006. For the years ended 2007 and 2006, interest income was $2.6 million and $469,000, respectively, and interest expense was $(4.7) million and $(1.2) million, respectively.

Molecular Insight Pharmaceuticals, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2008	By	/s/ Donald E. Wallroth

Chief Financial Officer